B&B BALCH & BINGHAM LLP Alabama • Georgia • Mississippi • Washington, DC Michael D. Waters (205) 226-8720

Attorneys and Counselors

1901 Sixth Avenue North, Suite 2600

P.O. Box 305 (35201-0306)

Birmingham, Alabama 35203-2628

(205) 251-8100

(205) 226-8799 Fax

www.balch.com

(877) 453-6423 (direct fax)

mwaters@balch.com

April 20, 2007

BY FACSIMILE 202-772-9368

Ms. Jennifer Hardy

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Re:	Wolverine Tube, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 3, 2007 File No. 001-12164

Dear Ms. Hardy:

This letter is submitted on behalf of Wolverine Tube, Inc., respecting the above referenced matter. The staff’s letter contains one comment to the preliminary proxy statement which is addressed below.

The Company has revised its preliminary proxy statement to provide additional disclosure under item 11 of Schedule 14A respecting proposal 2, the amendment to its certificate of incorporation to increase its authorized shares of common stock. A marked copy of the preliminary proxy statement showing all changes is included.

In accordance with item 11(c) additional information briefly describing the transaction in which the securities are to be issued has been added. On pages 2-3 an additional paragraph providing additional description of the proposed resales of the preferred stock has been added.

On page 3, an additional paragraph providing additional description of the rights offering has been added.

In addition, on page 13 we have stated in accordance with item 11(b) of Schedule 14A that the additional shares of common stock to be authorized do not have preemptive rights.

Finally, on pages 33-34, we have incorporated by reference from the Company’s annual report on Form 10-K, which will be included with the definitive proxy statement, the information called for by item 13(a) of Schedule 14A.

BALCH & BINGHAM LLP

Ms. Jennifer Hardy

April 20, 2007

If these changes comply with your comments, we will then re-file the revised preliminary copy via EDGAR.

We also enclose a letter from the Company providing the assurances requested in your letter.

The Company hopes to mail its definitive proxy statement on Tuesday, April 24, so that its annual meeting schedule for May 24 will not be delayed.

We will be happy to respond to any further comments or questions you may have.

Sincerely yours,

/s/ Michael D. Waters
Michael D. Waters

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